UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

HERITAGE PROPANE PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

426918

(Cusip Number)

Ray C. Davis
La Grange Energy, L.P.
2838 Woodside
Dallas, Texas 75204
(214) 981-0700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 426918

1.	Name of Reporting Person: La Grange Energy, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 15,883,234

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 15,883,234

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,883,234

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 40.3%(1)

14.	Type of Reporting Person (See Instructions): PN

(1) Based on the 39,386,291 Common Units outstanding assuming the conversion of the Class D Units and Special Units into Common Units, as reported in the Issuer’s Form 8-K/A filed with the Securities and Exchange Commission on January 21, 2004 and the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 28, 2004.

SCHEDULE 13D

CUSIP No. 426918

1.	Name of Reporting Person: LE GP, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 15,883,234

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 15,883,234

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,883,234

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 40.3%(2)

14.	Type of Reporting Person (See Instructions): OO, limited liability company

(2) Based on the 39,386,291 Common Units outstanding assuming the conversion of the Class D Units and Special Units into Common Units, as reported in the Issuer’s Form 8-K/A filed with the Securities and Exchange Commission on January 21, 2004 and the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 28, 2004.

Item 1. Security and Issuer.

     This statement on Schedule 13D (the “Schedule”) is being filed by both La Grange Energy, L.P. and LE GP, LLC (collectively, the “Reporting Persons”), under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The class of equity securities to which this statement relates is common units representing limited partner interests (the “Common Units”), of Heritage Propane Partners, L.P., a Delaware limited partnership (the “Issuer”). The address of the principal executive offices of the Issuer is 8801 South Yale, Suite 310, Tulsa, Oklahoma 74137.

Item 2. Identity and Background.

(a) — (c)

     The principal business of La Grange Energy, L.P., a Texas limited partnership (“La Grange”), prior to the transaction was the ownership of entities engaged in the operation of certain midstream natural gas assets. Following the transaction, the principal business of La Grange is to own all of the interests in the general partner of the Issuer and the equity securities of the Issuer received in connection with the transaction. The general partner of La Grange is LE GP, LLC, a Texas limited liability company (the “La Grange General Partner”), and its principal business is serving as the general partner of La Grange. The principal offices of La Grange and the La Grange General Partner are located at 2838 Woodside, Dallas, Texas 75204.

     The name, business address and present principal occupation or employment of each of the executive officers and directors of the La Grange General Partner are set forth below:

Capacity in Which
Name and	Serves the La Grange	Principal
Business Address	General Partner	Occupation

Ray C. Davis 2838 Woodside Dallas, TX 75204	Co-Chief Executive Officer and Class B Manager	Co-Chief Executive Officer of U.S. Propane, L.L.C.

Kelcy L. Warren 2838 Woodside Dallas, TX 75204	Co-Chief Executive Officer and Class B Manager	Co-Chief Executive Officer of U.S. Propane, L.L.C.

Kenneth A. Hersh 125 E. John Carpenter Freeway, Suite 600 Irving, TX 75062	Class B Manager	Member of Management of various Natural Gas Partners investment funds

David R. Albin 100 North Guadalupe, Suite 205 Santa Fe, NM 87501	Class B Manager	Member of Management of various Natural Gas Partners investment funds

Dan Rioux 175 Berkeley Street Boston, MA 02117	Class A Manager	Vice President, Liberty Energy Holdings LLC

Capacity in Which
Name and	Serves the La Grange	Principal
Business Address	General Partner	Occupation

Rick Turner 111 Center Street Suite 2500 Little Rock, AR 72201	Class A Manager	Vice President, Stephens Group Inc.

(d) During the last five years, none of the parties listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the parties listed in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) All of the parties listed in Item 2 are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Persons acquired beneficial ownership of an aggregate of 15,883,234 Common Units (after giving effect to the conversion of 7,721,542 currently outstanding Class D Units and 3,742,515 currently outstanding Special Units) on January 20, 2004. The units were acquired by La Grange in connection with the acquisition by the Issuer of certain subsidiary partnerships of La Grange which own and operate midstream natural gas assets, pursuant to a Contribution Agreement, as amended, attached to this Schedule as Exhibit A and Exhibit B. The funds used for the acquisition of the subsidiary partnerships of La Grange that own and operate midstream natural gas assets were provided by borrowings of the Issuer and a public equity offering by the Issuer.

Item 4. Purpose of Transaction.

     The principal purpose of the transaction was to effect a combination of the assets, properties and businesses of La Grange and the Issuer. The Reporting Persons acquired the Common Units in the Issuer for investment purposes. In connection with the transaction in which the Reporting Persons acquired the Common Units, La Grange acquired all of the limited partner interests in U.S. Propane, L.P., the general partner of the Issuer (“U.S. Propane”), and all of the membership interests in U.S. Propane, L.L.C., the general partner of U.S. Propane, pursuant to an Acquisition Agreement attached to this Schedule as Exhibit C. Through control of U.S. Propane, the Reporting Persons may be deemed to control the Issuer and its subsidiaries. Such Reporting Persons, through their nominees on the Board of Directors of U.S. Propane, L.L.C., the general partner of the general partner of the Issuer, intend to actively participate in the business and management of the Issuer.

     Depending on market conditions, general economic conditions and other factors that each may deem significant to its respective investment decisions, the Reporting Persons may purchase additional Common Units in the open market or in private transactions or may dispose of all or a portion of the Common Units that they or either of them may acquire.

     Except as set forth in this Item 4, the Reporting Persons and the persons named in Item 2 have no present plans or proposals that relate to or that would result in (a) the acquisition by any person of additional securities of the Issuer (other than the conversion of the Class D Units and Special Units into Common Units upon the satisfaction of certain conditions) or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving any of the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors of U.S. Propane, L.L.C., including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (except that in connection with the transaction certain members of the board of directors resigned and the individuals named on Appendix 1 have been elected to the board of directors of U.S. Propane, L.L.C.); (e) any material change in the present capitalization or dividend policy of the Issuer (except for the right of holders of Class D Units to receive increased distributions in event that the approval of the holders of Common Units of the conversion of the Class D Units to Common Units is not obtained by July 20, 2004); (f) any other material change to the Issuer’s business or partnership structure; (g) changes to the Issuer’s certificate of limited partnership or partnership agreement or other actions which may impede the acquisition of control of the Issuer by any person; (h) the Common Units or other class of securities of the Issuer to be delisted from the New York Stock Exchange; (i) the Common Units or other class of securities of the Issuer to becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) and (b) Approximately 27,922,234 Common Units, 7,721,542 Class D Units and 3,742,515 Special Units were outstanding as of January 27, 2004, after giving effect to the transaction. The Reporting Persons are deemed to be the beneficial owners of 15,883,234 Common Units, 7,721,542 of which are Class D Units and 3,742,515 are Special Units but which, in each case, may convert to Common Units upon the satisfaction of certain conditions. The Common Units will constitute approximately 40.3% of the total issued and outstanding 39,386,291 Common Units when all Class D Units and Special Units have been converted. Each Reporting Person has the sole power to vote and dispose of such Common Units. To the knowledge of the Reporting Persons, no executive officer or manager of the Reporting Persons or other party listed in Item 2 has sole or shared beneficial ownership of any Common Units.

     (c) Except for the transaction and the acquisition of Common Units, Class D Units and Special Units therein, to the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) above has effected any transaction in Common Units during the past 60 days, except for the acquisition of beneficial ownership of units being reported on this Schedule.

     (d) Except as otherwise described herein, no other person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the units described in this Item 5.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

     La Grange is a party to a Unitholder Rights Agreement dated January 20, 2004, among the Issuer, La Grange and other holders of Common Units, pursuant to which La Grange has certain rights with respect to the registration of Common Units, including Common Units issuable upon conversion of the Class D Units and Special Units, held by it under the Securities Act of 1933, as amended. Reference is made to the full text of the Unitholder Rights Agreement which is filed as Exhibit D to this Schedule and incorporated herein.

     La Grange, Ray C. Davis, Kelcy L. Warren, Kenneth A. Hersh and David R. Albin have entered into a lock-up agreement with the underwriters of the Issuer’s public equity offering in connection with the transaction, pursuant to which they have agreed that they will not, directly or indirectly, sell, offer, pledge or otherwise dispose of any Common Units or enter into any derivative transaction with a similar effect as a sale of Common Units for a period of 90 days from January 20, 2004, without the prior written consent of certain underwriters.

     The Issuer has agreed to seek approval of the holders of its Common Units for the conversion of the Class D Units and Special Units into Common Units.

Item 7. Material to Be Filed as Exhibits.

Exhibit A	-	Contribution Agreement dated November 6, 2003 between the Issuer, U.S. Propane and La Grange.*

Exhibit B	-	Amendment No. 1 to Contribution Agreement dated December 7, 2003 between the Issuer, U.S. Propane and La Grange.**

Exhibit C	-	Acquisition Agreement dated November 6, 2003 between the U.S. Propane, U.S. Propane, L.L.C., La Grange and certain other parties.***

Exhibit D	-	Unitholder Rights Agreement dated January 20, 2004 between the Issuer, La Grange and certain other parties.****

Exhibit E	-	Joint Filing Agreement dated January 28, 2004 between La Grange Energy, L.P. and LE GP, LLC.*****

*	Incorporated by reference to Exhibit 10.31 to Form 10-K filed by Issuer on November 26, 2003.

**	Incorporated by reference to Exhibit 10.31.1 to Form 10-Q filed by Issuer on January 14, 2004.

***	Incorporated by reference to Exhibit 10.30 to Form 10-K filed by Issuer on November 26, 2003.

****	Included as Exhibit 1.1(d) to Acquisition Agreement filed as Exhibit C to this Schedule.

*****	Filed herewith.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2004	LA GRANGE ENERGY, L.P.

	By:	LE GP, LLC, its general partner

	By:	/s/ Ray C. Davis

Ray C. Davis Co-Chief Executive Officer

Date: January 28, 2004	LE GP, LLC,

	By:	/s/ Ray C. Davis

Ray C. Davis Co-Chief Executive Officer

Exhibit E

JOINT FILING AGREEMENT

     The undersigned reporting persons hereby agree that, pursuant to Rule 13d-1(k) of Regulation 13D promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, the statements filed pursuant to this Schedule 13D, to which this Agreement is filed as an exhibit, are filed on behalf of each of them.

Date: January 28, 2004	LA GRANGE ENERGY, L.P.

	By:	LE GP, LLC, its general partner

	By:	/s/ Ray C. Davis

Ray C. Davis Co-Chief Executive Officer

Date: January 28, 2004	LE GP, LLC

	By:	/s/ Ray C. Davis

Ray C. Davis Co-Chief Executive Officer

Appendix 1

Ray C. Davis
Kelcy L. Warren
H. Michael Krimbill
Stephen L. Cropper
Richard T. O’Brien
J. Charles Sawyer
Bill W. Byrne
David R. Albin
Kenneth A. Hersh